April 12, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Zoom Technologies, Inc. and, under the date of March 31, 2006, we reported on the consolidated financial statements of Zoom Technologies, Inc. as of and for the years ended December 31, 2005 and 2004. On April 6, 2006, our appointment as principal accountants was terminated. We have read Zoom Technologies, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 11, 2006, and we agree with such statements, except that we are not in any position to agree or disagree with the Company’s statement that our termination was approved by the Audit Committee of the Company or the Company’s statements in the paragraph under Item 4.01 (b) New independent registered public accounting firm.

Very truly yours,

Boston, Massachusetts